Exhibit 99.1
EXECUTION VERSION

FREESEAS INC.
(a Marshall Islands corporation)
8,731,436 Shares of Common Stock, Par Value $0.001 Per Share
UNDERWRITING AGREEMENT
Dated: July 22, 2009

FREESEAS INC.
(a Marshall Islands corporation)
8,731,436 Shares of Common Stock, Par Value $0.001 Per Share
UNDERWRITING AGREEMENT
July 22, 2009
DAHLMAN ROSE & CO., LLC and
RODMAN & RENSHAW, LLC
c/o Dahlman Rose & Co., LLC
     as Representative of the several Underwriters
142 West 57th Street, 18th Floor
New York, New York 10019
Ladies and Gentlemen:
     FreeSeas Inc., a Marshall Islands corporation (the “Company”), confirms its agreement with Dahlman Rose & Co., LLC (“Dahlman Rose”) and Rodman & Renshaw, LLC (together, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Dahlman Rose is acting as Representative (in such capacity, the “Representative”), with respect to the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of an aggregate of 8,731,436 shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) in the respective amounts listed opposite each Underwriters name in Schedule A hereto, and with respect to the grant by the Company to the Underwriters, acting severally and not jointly, of the over-allotment option described in Section 2(b) hereof to purchase all or any part of 1,309,715 additional shares of Common Stock to cover over-allotments, if any. The aforesaid 8,731,436 shares of Common Stock (the “Initial Securities”) to be purchased by the Underwriters and all or any part of the 1,309,715 shares of Common Stock subject to the option described in Section 2(b) hereof (the “Option Securities”) are hereinafter called, collectively, the “Securities.”
     The Company understands that the Underwriters propose to make a public offering of the Securities as soon as the Representative deems advisable after this Agreement has been executed and delivered.
     Any reference herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be, deemed to be incorporated therein by reference.

     Certain terms used herein are defined as follows:
     “Applicable Time” shall mean 5:30 p.m. (Eastern time) on the date of this Agreement.
     “Base Prospectus” shall mean the base prospectus referred to in paragraph 1(a)(i) below contained in the Registration Statement at the Applicable Time.
     “Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.
     “Commission” shall mean the U.S. Securities and Exchange Commission.
     “Disclosure Package” shall mean (i) the Base Prospectus, (ii) the Preliminary Prospectus used most recently prior to the Applicable Time, (iii) the Issuer Free Writing Prospectus identified in Schedule C hereto and (iv) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.
     “Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.
     “Final Prospectus” shall mean the prospectus supplement relating to the Securities that was first filed pursuant to Rule 424(b) after the Applicable Time, together with the Base Prospectus.
     “Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.
     “Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.
     “Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Base Prospectus referred to in paragraph 1(a)(i) above which is used prior to the filing of the Final Prospectus, together with the Base Prospectus.
     “Registration Statement” shall mean the registration statement referred to in paragraph 1(a)(i) below, including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the Closing Time, shall also mean such registration statement as so amended.
     “Rule 158”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 415”, “Rule 424”, “Rule 430B”, and “Rule 433” refer to such rules under the Securities Act.
     “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

     “Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Securities Act, the Exchange Act, the rules and regulations thereunder, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and the rules of the NASDAQ Stock Market.
     SECTION 1. Representations and Warranties.
     (a) Representations and Warranties by the Company. The Company represents and warrants to each Underwriter as of the date hereof, the Applicable Time and as of the Closing Time referred to in Section 2(c) hereof, and as of each Date of Delivery (if any) referred to in Section 2(b) hereof, and agrees with each Underwriter, as follows:
          (i) Form F-3 Eligibility. The Company meets the requirements for use of Form F-3 under the Securities Act for the offering and sale of up to $18,074,074 of Common Stock and has prepared and filed with the Commission a registration statement on Form F-3 (No. 333-149916), as amended by Pre-effective Amendment No. 1 thereto, including a related Base Prospectus, for registration under the Securities Act of the offering and sale of the Securities. Such Registration Statement, including any amendments thereto filed prior to the Applicable Time, has become effective. The Company may have filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b), one or more preliminary prospectus supplements relating to the Securities, each of which has previously been furnished to the Underwriters. The Company will file with the Commission a final prospectus supplement relating to the Securities in accordance with Rule 424(b). As filed, such final prospectus supplement shall contain all information required by the Securities Act and the rules thereunder, and, except to the extent the Representative shall agree in writing to a modification, shall be in all substantive respects in the form furnished to the Underwriters prior to the Applicable Time or, to the extent not completed at the Applicable Time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and any Preliminary Prospectus) as the Company has advised you, prior to the Applicable Time, will be included or made therein. The Registration Statement, at the Applicable Time, meets the requirements set forth in Rule 415(a)(1)(x). The initial Effective Date of the Registration Statement was not earlier than the date three years before the Applicable Time.
          (ii) Compliance with Securities Act Requirements. On each Effective Date, the Registration Statement did, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Time (as defined herein) and on any date on which Option Securities are purchased, if such date is not the Closing Time, the Final Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the respective rules thereunder; on each Effective Date, at the Applicable Time and at the Closing Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b) and on the Closing Time, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representative specifically for inclusion in the Registration

Statement or the Final Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 6 hereof.
          (iii) Disclosure Package. (A) At the Applicable Time, the Disclosure Package and the price to the public, the number of Initial Securities and the number of Option Securities to be included on the cover page of the Final Prospectus, when taken together as a whole and (B) each electronic road show, if any, when taken together as a whole with the Disclosure Package and the price to the public, the number of Initial Securities and the number of Option Securities to be included on the cover page of the Final Prospectus, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by any Underwriter through the Representative specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 6 hereof.
          (iv) Ineligible Issuer Status. At the date of this Agreement, the Company was not and is not an “ineligible issuer,” as defined in Rule 405. Neither the Company nor any subsidiary in the preceding three years has been convicted of a felony or misdemeanor and has not been made the subject of a judicial or administrative decree or order as described in Rule 405 and the Company in the preceding three years has not been the subject of a bankruptcy petition or insolvency or similar proceeding, and has not had a registration statement be the subject of a proceeding under Section 8 of the Securities Act and not been the subject of a proceeding under Section 8A of the Securities Act in connection with the offering of the Securities, all as described in Rule 405.
          (v) Issuer Free Writing Prospectus. No Issuer Free Writing Prospectus includes any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representative specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 6 hereof.
          (vi) Documents Incorporated by Reference. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Preliminary Prospectus or the Final Prospectus, at the time they were or hereafter are filed with the Commission, as the case may be, complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act and, with the exception of information in such incorporated documents that was modified or superseded by information in the Final Prospectus, when read together with (and as modified by) the other information in the Final Prospectus, at the time the Registration Statement and any amendments become effective or were filed with the Commission, as the case may be, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (vii) Good Standing of the Company. The Company has been duly incorporated and is validly existing and in good standing under the laws of the Republic of the Marshall Islands (the “Marshall Islands”), with corporate power and authority to own its properties and conduct its business as described in the Registration Statement, the Disclosure Package and the Final Prospectus; and the Company is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole (“Material Adverse Effect”).
          (viii) Subsidiaries. Each subsidiary of the Company has been duly incorporated and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, with corporate power and authority to own its properties and conduct its business as described in the Registration Statement, the Disclosure Package and the Final Prospectus; each subsidiary of the Company is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not result in a Material Adverse Effect. Each subsidiary of the Company and its jurisdiction of organization is set forth on Schedule D hereto.
          (ix) Free Bulkers, S.A. To the best of the Company’s knowledge, Free Bulkers, S.A. (“Free Bulkers”) has been duly incorporated and is existing and in good standing under the laws of the Marshall Islands, with corporate power and authority to own its properties and to provide management services to the Company as described in the Registration Statement, the Disclosure Package and the Final Prospectus; and, to the best of the Company’s knowledge, Free Bulkers is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or lease of property or the provision of management services to the Company requires such qualification, except where the failure to be so qualified or in good standing would not have a material adverse effect on its business.
          (x) Shareholder Rights Agreement. The Shareholder Rights Agreement between the Company and the rights agent party thereto has been duly authorized, executed and delivered by the Company; and the Registration Statement, the Disclosure Package and the Final Prospectus contain a summary of the terms of the Shareholder Rights Agreement, which summary is accurate and fair in all material respects.
          (xi) Capitalization. The Company has authorized and outstanding capital stock as set forth in the Registration Statement, the Disclosure Package and the Final Prospectus. All of the issued and outstanding shares of Common Stock have been duly and validly issued and are fully paid and nonassessable. There are no statutory preemptive or other similar rights to subscribe for or to purchase or acquire any shares of Common Stock of the Company or any common stock of its subsidiaries or any such rights pursuant to its charter or by-laws or any agreement or instrument to or by which the Company or any of its subsidiaries is a party or bound. Except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, there is no outstanding option, warrant or other right calling for the issuance of, and there is no commitment, plan or arrangement to issue, any share of capital stock of the Company or any of its subsidiaries or any security convertible into, or exercisable or exchangeable for, such stock. The Common Stock conforms in all material respects to all statements in relation thereto contained in the Registration Statement, the Disclosure Package and the Final Prospectus. All outstanding shares of capital stock of each of the Company’s subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable and are owned directly by the Company or by another wholly-owned subsidiary of the Company free and clear of any security interests, liens, encumbrances, equities or claims.
          (xii) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in the manner described in the “Use of Proceeds” section of the Registration Statement, the Disclosure Package and the Final Prospectus.
          (xiii) Issuance, Sale and Delivery of the Securities. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, will be issued free and clear of any security interests, liens encumbrances, equities or claims, and will conform in all material respects to the description thereof set forth in the Registration Statement, the Disclosure Package and the Final Prospectus. No stockholder of the Company has any preemptive rights or other rights to subscribe for or purchase any of the Securities which are being issued and sold pursuant to this Agreement. No further approval or authority of the stockholders or the Board of Directors of the Company will be required for the issuance and sale of the Securities.
          (xiv) Transfer of the Securities. There are no restrictions on subsequent transfers of the Securities under the laws of the Marshall Islands or Greece.
          (xv) Due Execution, Delivery and Performance. The Company has full legal right, corporate power and authority to enter into this Agreement, to issue and sell the Securities, and to perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and the application of equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution, including but not limited to, indemnification provisions set forth in Section 6 of this Agreement may be limited by federal or state securities law or the public policy underlying such laws (collectively, the “Enforceability Exceptions”).
          (xvi) No Default. The execution, delivery and performance of this Agreement and the issuance and sale of the Securities will not result in a breach or violation of any of the terms and provisions of, or constitute a default or a Debt Repayment Triggering Event (as defined below) under, or result in the imposition of any lien, charge or encumbrance upon any property or assets of the Company, any of its subsidiaries or, to the Company’s knowledge, Free Bulkers pursuant to (A) the charter or by-laws of the Company, any of its subsidiaries or Free Bulkers, any (B) statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company, any of its subsidiaries or Free Bulkers or any of their properties, or (C) any agreement or instrument to which the Company, any of its subsidiaries or, to the Company’s knowledge, Free Bulkers is a party or by which the Company, any of its subsidiaries or, to the Company’s knowledge, Free Bulkers is bound or to which any of the properties of the Company, any of its subsidiaries or, to the Company’s knowledge, Free Bulkers is subject, except for any such breach, violation or default which would not result in a Material Adverse Effect. A “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any loan, note, debenture, or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to accelerate the due date of any payment of, or to require the repurchase, redemption or repayment of all, or a portion of such indebtedness by the Company, any of its subsidiaries or, to the Company’s knowledge, Free Bulkers.
          (xvii) No Violation. Neither the Company, any of its subsidiaries nor, to the Company’s knowledge, Free Bulkers is in (A) violation of its respective charter or by-laws or in (B) default (or with the giving of notice or lapse of time would be in default) under any existing obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of the properties of any of them is subject, except such violations or defaults that would not result in a Material Adverse Effect.
          (xviii) Permits. The Company and each of its subsidiaries has all requisite corporate power and authority, and all necessary authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental or regulatory bodies or any other person or entity (collectively, the “Permits”), to own, lease and license its assets and properties and conduct its business, all of which are valid and in full force and effect, except where the lack of such Permits, individually or in the aggregate, would not have a Material Adverse Effect. The Company and each of its subsidiaries have fulfilled and performed in all material respects all of their material obligations with respect to such Permits and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or result in any other material impairment of the rights of the Company thereunder. Except as may be required by the NASDAQ Stock Market and under the Securities Act and state blue sky laws, no other Permits are required to enter into, deliver and perform this Agreement and to issue and sell the Securities.
          (xix) Title to Property. Except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, the Company, its subsidiaries and, to the Company’s knowledge, Free Bulkers have good and marketable title to all real properties and all other properties and assets owned by them, in each case free from liens, charges, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them, except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, and the Company, its subsidiaries and, to the Company’s knowledge, Free Bulkers, hold any leased real or personal property under valid and enforceable leases with no terms or provisions that would materially interfere with the use made or to be made thereof by them.
          (xx) Material Contracts. All executed agreements, contracts or other documents or copies of executed agreements, contracts or other documents filed as exhibits to the Registration Statement to which the Company or any of its subsidiaries is a party or by which it may be bound or to which any of its assets, properties or business may be subject have been duly and validly authorized, executed and delivered by it, and constitute the legal, valid and binding obligations of the Company or such subsidiary, enforceable against it in accordance with their respective terms, subject to the Enforceability Exceptions. The descriptions in the Registration Statement, the Disclosure Package and the Final Prospectus of agreements, contracts and other documents are accurate in all material respects and fairly present the information required to be shown with respect thereto. There are no contracts or other documents which are required by the Securities Act or the Exchange Act or the respective rules and regulations thereunder to be described in the Registration Statement, the Disclosure Package and the Final Prospectus or to be filed as exhibits to the Registration Statement, the Disclosure Package and the Final Prospectus which have not so been described and filed as required, and the exhibits which have been filed are in all material respects complete and correct copies of the documents of which they purport to be copies.

          (xxi) Consents and Approvals. No consent, approval, authorization, filing with or order of any court or governmental agency or body in the United States, the Marshall Islands, Greece or any other foreign jurisdiction, including, without limitation, the International Maritime Organization, is required in connection with the execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated herein and therein, except (A) such as may be required under the blue sky laws of any jurisdiction in connection with the distribution of the Securities in the manner contemplated herein, or (B) such as may be required to be filed with the Commission, the NASDAQ Stock Market and the Financial Industry Regulatory Industry (“FINRA”).
          (xxii) Documents Required to be Filed. In the past 12 calendar months, the Company has timely filed all documents required to be filed by it prior to the date hereof with the Commission pursuant to the reporting requirements of the Exchange Act.
          (xxiii) Financial Statements. The consolidated historical financial statements and schedules included or incorporated by reference in the Registration Statement, including documents incorporated by reference therein, as amended, if applicable, the Disclosure Package and the Final Prospectus present fairly the financial condition, results of operations and cash flows of the entities purported to be shown thereby on the basis stated therein as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein). All disclosures contained in the Registration Statement, the Disclosure Package and the Final Prospectus regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations promulgated under the Exchange Act and the Securities Act) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Securities Act, to the extent applicable. The Company and its subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any “variable interest entities” within the meaning of Financial Accounting Standards Board Interpretation No. 46), not disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus. There are no financial statements (historical or pro forma) that are required to be included in the Registration Statement, the Disclosure Package or the Prospectus that are not included as required.
          (xxiv) Intellectual Property. Except where the failure to own or have adequate rights to use would not have a Material Adverse Effect, the Company, its subsidiaries and, to the Company’s knowledge, Free Bulkers own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “intellectual property rights”) necessary to conduct the business now operated by them, or presently employed by them, and neither the Company nor any of its subsidiaries, nor, to the Company’s knowledge, Free Bulkers has received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect.
          (xxv) No Material Adverse Change. Except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, since the end of the period covered by the latest audited financial statements included in the Registration Statement, the Disclosure Package and the Final Prospectus (A) there has been no change, nor any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries, taken as a whole, that would have a Material Adverse Effect or, to the Company’s knowledge, Free Bulkers, that would have a material and adverse effect on the ability of Free Bulkers to provide management services to us, (B) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock and (C) there has been no material adverse change in the capital stock, short-term indebtedness, long-term indebtedness, net current assets or net assets of the Company and its subsidiaries.
          (xxvi) No Registration Rights. Other than the selling shareholders described in the Registration Statement, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.
          (xxvii) Legal Proceedings. Except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, there are no pending actions, suits or proceedings, or to the Company’s knowledge, any inquiries or investigations by any court or governmental agency or body, domestic or foreign, against or affecting the Company, any of its subsidiaries or, to the Company’s knowledge, Free Bulkers, or any of their respective properties that, if determined adversely to the Company, any of its subsidiaries or Free Bulkers, would individually or in the aggregate have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement, or which are otherwise material in the context of the sale of the Securities; and no such actions, suits or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) have, to the Company’s knowledge, been threatened or contemplated.
          (xxviii) Employees. Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company, is any such dispute threatened, which dispute would have a Material Adverse Effect. The Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers or contractors which would have a Material Adverse Effect. The Company is not aware of any threatened or pending litigation between the Company or its subsidiaries and any of its executive officers which, if adversely determined, could have a Material Adverse Effect and has no reason to believe that such officers will not remain in the employment of the Company.
          (xxix) Taxes. The Company and its subsidiaries have filed all United States federal, state and local and non-U.S. tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not, individually or in the aggregate, have a Material Adverse Effect); the Company and its subsidiaries have paid all taxes (including any assessments, fines or penalties that are currently owed and due) required to be paid by them and that are currently owed and due, except for any such taxes, assessments, fines or penalties currently being contested in good faith or as would not, individually or in the aggregate, have a Material Adverse Effect; and no capital gains, income, withholding or other taxes or stamp or other issuance or transfer taxes or duties or similar fees or charges are payable by or on behalf of any Underwriter to the Marshall Islands or Greece or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Securities to or for the respective accounts of an Underwriter.
          (xxx) Insurance. The Company and its subsidiaries are insured by insurers with rated claims paying abilities customary in the shipping industry against such losses and risks and in such amounts as are prudent and customary for the businesses in which they are engaged; all policies of insurance insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain comparable coverage from similar insurers as may be necessary to conduct its business as currently conducted and at a cost that would not have a Material Adverse Effect.
          (xxxi) Environmental Laws. Except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, (A)(I) neither the Company, any of its subsidiaries nor, to the Company’s knowledge, Free Bulkers is in violation of, or has any liability under, any United States federal, state, local or non-U.S. statute, law, rule, regulation, ordinance, code, other requirement or rule of law (including common law), or decision or order of any domestic or foreign governmental agency, governmental body or court applicable to them, relating to pollution, to the use, handling, transportation, treatment, storage, discharge, disposal or release of Hazardous Substances, to the protection or restoration of the environment or natural resources (including biota), to health and safety including as such relates to exposure to Hazardous Substances, and to natural resource damages (collectively, “Environmental Laws”), (II) neither the Company, any of its subsidiaries nor, to the Company’s knowledge, Free Bulkers owns, occupies, operates or uses any real property contaminated with Hazardous Substances, (III) neither the Company, any of its subsidiaries nor, to the Company’s knowledge, Free Bulkers is conducting or funding any investigation, remediation, remedial action or monitoring of actual or suspected Hazardous Substances in the environment, (IV) neither the Company, any of its subsidiaries nor, to the Company’s knowledge, Free Bulkers is liable or allegedly liable for any release or threatened release of Hazardous Substances, including at any off-site treatment, storage or disposal site, (V) neither the Company, any of its subsidiaries nor, to the Company’s knowledge, Free Bulkers is subject to any claim by any governmental agency or governmental body or person relating to Environmental Laws or Hazardous Substances, and (VI) the Company, its subsidiaries and, to the Company’s knowledge, Free Bulkers have received and are in compliance with all, and have no liability under any, permits, licenses, authorizations, identification numbers or other approvals required under applicable Environmental Laws to conduct their respective businesses, except in each case covered by clauses (I) — (VI) such as would not individually or in the aggregate have a Material Adverse Effect; (B) to the Company’s knowledge there are no facts or circumstances that would reasonably be expected to result in a violation of, liability under, or claim pursuant to any Environmental Law that would have a Material Adverse Effect; (C) to the Company’s knowledge there are no requirements proposed for adoption or implementation under any Environmental Law that would reasonably be expected to have a Material Adverse Effect; and (D) in the ordinary course of its business, the Company periodically evaluates the effect, including associated costs and liabilities, of Environmental Laws on the business, properties, results of operations and financial condition of it and its subsidiaries, and, on the basis of such evaluation, the Company has reasonably concluded that compliance with such Environmental Laws will not, singly or in the aggregate, have a Material Adverse Effect. For purposes of this subsection “Hazardous Substances” means (x) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls and mold, and (y) any other chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under Environmental Laws.
          (xxxii) NASDAQ Global Market Compliance. The Company has taken all necessary actions to ensure that it is in compliance with all applicable corporate governance requirements of the NASDAQ Stock Market that are, or will be, applicable to the Company, except for such requirements that have been waived and disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, and is actively taking steps to ensure that it will be in compliance with other applicable corporate governance requirements of the NASDAQ Stock Market not currently in effect upon and all times after the effectiveness of such requirements and when such provisions become applicable to the Company.
          (xxxiii) Absence of Manipulation. Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of the Exchange Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which would reasonably be expected to constitute, cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities, or which is otherwise prohibited by Regulation M under the Securities Act.
          (xxxiv) Independent Accountants. PricewaterhouseCoopers S.A., which has certified certain financial statements of the Company and its consolidated subsidiaries and delivered its report with respect to the audited consolidated financial statements of the Company included in the Registration Statement, the Disclosure Package and the Final Prospectus, and Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), which has reviewed the Company’s unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2009, were and are independent with respect to such entities within the meaning of the Securities Act and the applicable published rules and regulations thereunder and the Public Accounting Oversight Board (United States).
          (xxxv) Internal Controls and Compliance with the Sarbanes-Oxley. Except as set forth in the Registration Statement, the Disclosure Package and the Final Prospectus, the Company, its subsidiaries and the Company’s Board of Directors (the “Board”) are in compliance with Sarbanes-Oxley and all applicable rules of the NASDAQ Stock Market that are in effect and with which the Company is required to comply as of the date hereof. The Company maintains a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function and legal and regulatory compliance controls (collectively, “Internal Controls”) that are sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Internal Controls are overseen by the Audit Committee (the “Audit Committee”) of the Board in accordance with rules of the NASDAQ Stock Market. The Company has not publicly disclosed or reported to the Audit Committee or the Board, and within the next 135 days the Company does not reasonably expect to publicly disclose or report to the Audit Committee or the Board, a significant deficiency, material weakness, change in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls (each, an “Internal Control Event”), any violation of, or failure to comply with, the Securities Laws, that, if determined adversely, would have a Material Adverse Effect.
          (xxxvi) Absence of Accounting Issues. A member of the Audit Committee has confirmed to the Chief Executive Officer or Chief Financial Officer that, except as set forth in the Registration Statement, the Disclosure Package and the Final Prospectus, the Audit Committee is not reviewing or investigating, and neither the Company’s independent auditors nor its internal auditors have recommended that the Audit Committee review or investigate, (A) adding to, deleting, changing the application of, or changing the Company’s disclosure with respect to, any of the Company’s material accounting policies; (B) any matter which could result in a restatement of the Company’s financial statements for any annual or interim period during the current or prior three fiscal years; or (C) any Internal Control Event.
          (xxxvii) Compliance with Laws. Each of the Company, each of its subsidiaries and, to the Company’s knowledge, Free Bulkers is conducting its business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting business, except where failure to be so in compliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Without limiting the foregoing, each of the Company and its subsidiaries and, to the Company’s knowledge, any of their respective officers, directors, supervisors, managers, agents, or employees and each of its affiliates has not violated, its participation in the offering will not violate, and it has instituted and maintains policies and procedures designed to ensure continued compliance with each of the following laws: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977 or any other law, rule or regulation of similar purpose and scope, (B) anti-money laundering laws, including but not limited to, applicable United States federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code Section 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder or (C) laws and regulations imposing United States economic sanctions measures, including, but not limited to, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the United Nations Participation Act, and the Syria Accountability and Lebanese Sovereignty Act, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any orders or licenses issued thereunder.
          (xxxviii) OFAC. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of knowingly financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.
          (xxxix) Immunity from Jurisdiction. Neither the Company nor its subsidiaries, nor any of their properties or assets, has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States, the Marshall Islands or Greece or any political subdivisions thereof.

          (xl) Vessels. Each of the vessels described in the Registration Statement, the Disclosure Package and the Final Prospectus as owned by certain of the Company’s subsidiaries has been duly and validly registered in the name of the entity that owns it under the laws and regulations and flag of the nation of its registration and no other action is necessary to establish and perfect such entity’s title to and interest in any of the vessels as against any charterer or third party and, except as described in the Registration Statement, the Disclosure Package and the Final Prospectus, all of the vessels owned by a subsidiary of the Company are owned directly by such subsidiary of the Company free and clear of all liens, claims charges, debts, or encumbrances and defects of title of record.
          (xli) Investment Company. The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, will not be an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, “Investment Company Act”).
          (xlii) PFIC Status. The Company was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year and, based on the Company’s current projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.
          (xliii) Foreign Private Issue Status. The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.
          (xliv) Payments in Foreign Currency. Except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, under current laws and regulations of the Marshall Islands and Greece and any political subdivision thereof, any amounts payable with respect to the Securities upon liquidation of the Company or upon redemption thereof and dividends and other distributions declared and payable on the Securities may be paid by the Company to the holder thereof in United States dollars that may be freely transferred out of the Marshall Islands or Greece and all such payments made to holders thereof or therein who are non-residents of the Marshall Islands or Greece will not be subject to income, withholding or other taxes under laws and regulations of the Marshall Islands or Greece or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the Marshall Islands or Greece or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in the Marshall Islands or Greece or any political subdivision or taxing authority thereof or therein.
          (xlv) Related Party Transactions. There are no related-party transactions involving the Company or any other person required to be described in the Registration Statement, the Disclosure Package and the Final Prospectus that have not been described as required.
          (xlvi) No Outstanding Loans or Other Indebtedness. There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company, directly or indirectly, including through a subsidiary, to or for the benefit of any of the officers or directors of the Company, except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus.

          (xlvii) Brokers or Finders. Except as disclosed in a regulatory filing made with FINRA on July 17, 2009, there is no broker, investment banker, financial advisor or other individual, corporation, general or limited partnership, limited liability company, firm, joint venture, association, enterprise, joint securities company, trust, unincorporated organization or other entity (each a “Person”), other than the Underwriters, the fees and expenses of which will be paid by the Company, who may have a claim with respect to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.
          (xlviii) No Restrictions on Subsidiaries. Except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, the subsidiaries of the Company are not currently prohibited, directly or indirectly, under any agreement or other instrument to which any such subsidiary is a party or is subject, from paying any dividends to the Company, from making any other distribution on the subsidiary’s capital stock, from repaying to the Company any loans or advances to the subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company.
          (xlix) No Contract Termination. Except as set forth on Schedule E, neither the Company nor any of its subsidiaries has sent or received any communication regarding termination of any of the contracts, charters or agreements referred to or described in the Registration Statement, the Disclosure Package or the Prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement, and no such termination has been threatened by the Company or any subsidiary or, to the Company’s knowledge, by any other party to any such contract or agreement.
          (l) Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Disclosure Package and the Final Prospectus has been made or reaffirmed without what the Company believes to be a reasonable basis or has been disclosed other than in good faith.
     (b) Officer’s Certificates. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representative or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.
     SECTION 2. Sale and Delivery to Underwriters; Closing.
     (a) Initial Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the price per share set forth in Schedule B, the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.
     (b) Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the Underwriters, severally and not jointly, to purchase up to an additional 1,309,715 shares of Common Stock at the price per share set forth in Schedule B. The option hereby granted will expire 30 days after the date hereof and may be exercised in whole or in part from time to time only for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Initial Securities upon notice by the Representative to the Company setting forth the number of Option

Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representative, but shall not be later than five full business days after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined. If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject in each case to such adjustments as the Representative in its discretion shall make to eliminate any sales or purchases of fractional shares.
     (c) Payment. Payment of the purchase price for, and delivery of the Initial Securities shall be made at the offices of Morgan, Lewis & Bockius LLP at 101 Park Avenue, New York, NY 10178, or at such other place as shall be agreed upon by the Representative and the Company, at 9:00 A.M. (Eastern time) on the third (fourth, if the pricing occurs after 4:30 p.m. (Eastern time)) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being referred to as the “Closing Time”).
     In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representative and the Company, on each Date of Delivery as specified in the notice from the Representative to the Company.
     Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representative for the respective accounts of the Underwriters for the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase. Dahlman Rose, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.
     (d) Delivery of the Securities. Delivery of the Initial Securities and the Option Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.
     SECTION 3. Covenants of the Company. The Company covenants with each Underwriter as follows:
     (a) Additional Filings; Compliance with Securities Regulations and Commission Requests. Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement (including the Final Prospectus or any Preliminary Prospectus) to the Base Prospectus unless the Company has furnished to the Representative a copy for its review prior to filing and will not file any such proposed amendment or supplement to which the Representative reasonably objects. The Company will cause the Final Prospectus, properly completed, and any supplement thereto to be filed in a form approved by the Representative with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representative of such timely filing. The Company will promptly advise the Representative (i) when the Final Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b) or (ii) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement shall have been filed or become effective, (iii) of any request by the Commission or its staff for any amendment of the Registration Statement or for any supplement to the Final Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its best efforts to have such amendment or new registration statement declared effective as soon as practicable.
     (b) Compliance with Securities Laws. If, at any time prior to the filing of the Final Prospectus pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Representative so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to the Underwriters in such quantities as they may reasonably request.
     (c) Continued Compliance with Securities Laws. If, at any time when a prospectus relating to the Securities is required to be delivered under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Final Prospectus to comply with the Securities Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Final Prospectus, the Company promptly will (i) notify the Representative of any such event, (ii) prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 3, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Final Prospectus and (iv) supply any supplemented Final Prospectus to the Underwriters in such quantities as they may reasonably request.
     (d) Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of each Preliminary Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the Securities Act. The Company will furnish to each Underwriter, without charge, during the period when the Final Prospectus is required to be delivered under the Securities Act, such number of copies of the Final Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

     (e) Blue Sky Qualifications. The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Representative may designate and to maintain such qualifications in effect for a period of not less than one year from the date hereof; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.
     (f) Rule 158. The Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.
     (g) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in the manner described in the “Use of Proceeds” section of the Registration Statement, the Disclosure Package and the Final Prospectus.
     (h) Absence of Manipulation. The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Securities.
     (i) Listing. The Company will use its best efforts to effect and maintain the listing of the Securities on the NASDAQ Stock Market.
     (j) Restriction on Sale of Securities. During the period specified below (the “Lock-Up Period”), the Company will not, without the prior written consent of the Representative, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) any shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Disclosure Package or Final Prospectus, (C) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company referred to in the Disclosure Package or Final Prospectus or (D) any shares of Common Stock issued pursuant to any non-employee director stock plan. The initial Lock-Up Period will commence on the date hereof and continue for 75 days after the date hereof or such earlier date that the Representative consents to in writing; provided, however, that if (I) during the last 17 days of the initial Lock-Up Period the Company issues an earnings release or material news or a material event relating to the Company occurs, or (II) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Representative waives, in writing, such extension. The Company will provide the Representative and each individual subject to the Lock-Up Period pursuant to the lockup letters described above with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.

     (k) Reporting Requirements. The Company, during the period when the Final Prospectus is required to be delivered under the Securities Act, will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act.
     (l) D&O Insurance. The Company will use its commercially reasonable efforts to maintain at all times insurance covering its directors and officers for liabilities or losses, including, without limitation, liabilities or losses arising under the Securities Act, the Exchange Act and the Securities Laws.
     (m) Issuer Free Writing Prospectuses. The Company represents and agrees that, unless it obtains the prior consent of the Representative, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representative, it has not made and will not make any offer relating to the Securities that would constitute an “issuer free writing prospectus,” as defined in Rule 433, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Representative or by the Company and the Representative, as the case may be, is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping.
     SECTION 4. Payment of Expenses. (a) Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, any Agreement among Underwriters and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the Securities to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of any Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each Preliminary Prospectus, any Permitted Free Writing Prospectus, and of the Final Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (vii) the preparation, printing and delivery to the Underwriters of copies of any Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of any transfer agent or registrar for the Securities and (ix) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show.
     (b) Termination of Agreement. If this Agreement is terminated by the Representative in accordance with the provisions of Section 5 (other than Section 5(c)) or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.
     SECTION 5. Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any subsidiary of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:
     (a) Filing of the Final Prospectus; Effectiveness of Registration Statement. The Final Prospectus, and any supplement thereto, have been filed in the manner and within the time period required by Rule 424(b); and any other material required to be filed by the Company pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time periods as prescribed by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.
     (b) Opinion of Counsel for Company.
          (i) At the Closing Time, the Representative shall have received the favorable opinion, dated as of Closing Time, of Broad and Cassel, counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit A hereto and to such further effect as counsel to the Underwriters may reasonably request.
          (ii) At the Closing Time, the Representative shall have received the favorable opinion, dated as of Closing Time, of M. Dalakos, I. Fassolis, N. Theofanopoulos & Partners Law Offices, Greek counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit B hereto and to such further effect as counsel to the Underwriters may reasonably request.
     (c) Opinion and Statement of Counsel for Underwriters. At the Closing Time, the Representative shall have received the favorable opinion and statement, dated as of Closing Time, of Morgan, Lewis & Bockius LLP, counsel for the Underwriters, in form and substance satisfactory to Dahlman Rose.
     (d) Officers’ Certificates.
          (i) At the Closing Time, there shall not have been, since the date of this Agreement, since the Applicable Time or since the respective dates as of which information is given in the Disclosure Package or the Final Prospectus, any material adverse change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of the Chief Executive Officer of the Company and of the Chief Financial Officer of the Company, dated as of Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the Commission.
          (ii) At the date of this Agreement and at the Closing Time, the Representative shall have received a certificate of the Chief Executive Officer of the Company and of the Chief

Financial Officer of the Company, dated as of the date of this Agreement or dated as of the Closing Time, as applicable, to the effect set forth in Exhibit C hereto and to such further effect as counsel to the Underwriters may reasonably request.
     (e) Accountant’s Comfort Letter. At the time of the execution of this Agreement, the Representative shall have received from Ernst & Young a “comfort” letter dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information with respect to the financial statements and certain financial information contained in the Registration Statement, the Preliminary Prospectus and the Final Prospectus.
     (f) Bring-down Comfort Letter. At the Closing Time, the Representative shall have received from Ernst & Young a “comfort” letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (e) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.
     (g) Approval of Listing. At the Closing Time, the Securities shall have been approved for listing on the NASDAQ Global Market, subject only to official notice of issuance.
     (h) Lock-up Agreements. At the date of this Agreement, the Representative shall have received an agreement substantially in the form of Exhibit D hereto signed by each of the persons listed on Schedule F hereto, except that the agreement signed by FS Holdings Limited shall be delivered to the Representative no later than one Business Day prior to the Closing Time.
     (i) Conditions to Purchase of Option Securities. In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company or any subsidiary of the Company hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representative shall have received:
(A) Officers’ Certificates. A certificate, dated such Date of Delivery, of the Chief Executive Officer of the Company and the Chief Financial Officer of the Company confirming that each of the certificates delivered at the Closing Time pursuant to Section 5(d) hereof remain true and correct as of such Date of Delivery.
(B) Opinion of Counsel for Company.
     (I) The favorable opinion of Broad and Cassel, counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b)(i) hereof.
     (II) The favorable opinion of M. Dalakos, I. Fassolis, N. Theofanopoulos & Partners Law Offices, Greek counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b)(ii) hereof.
(C) Opinion and Statement of Counsel for Underwriters. The favorable opinion and statement of Morgan, Lewis & Bockius LLP, counsel for the Underwriters, dated such

Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.
(D) Bring-down Comfort Letter. A “comfort” letter from Ernst & Young, in form and substance satisfactory to the Representative and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representative pursuant to Section 5(f) hereof, except that the “specified date” in the letter furnished pursuant to this paragraph shall be a date not more than five days prior to such Date of Delivery.
     (j) Additional Documents. At the Closing Time and at each Date of Delivery, counsel for the Underwriters shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representative and counsel for the Underwriters.
     (k) FINRA. FINRA shall have raised no objection to the fairness and reasonableness of the underwriting terms and arrangements.
     SECTION 6. Indemnification.
     (a) Indemnification of Underwriters. The Company will indemnify and hold harmless each Underwriter, its partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Securities Act, the Exchange Act, other United States federal or state statutory law or regulation, including, but not limited to, the U.S. Foreign Corrupt Practices Act of 1977 or any other law, rule or regulation of similar purpose and scope, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any failure to comply with or violation of Section 5 of the Securities Act, (ii) any failure by the Company to comply with or violation of any state securities or blue sky laws in connection with the offering and sale of the Securities, or (iii) any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement (or any amendment thereto) at any time, or in the Base Prospectus, any Preliminary Prospectus, or any other preliminary prospectus related to the Securities, the Disclosure Package, Final Prospectus, or any Issuer Free Writing Prospectus, or in any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representative specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.

     (b) Indemnification of Company. Each Underwriter will severally and not jointly indemnify and hold harmless the Company, each of its directors and each of its officers who signs a Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each, an “Underwriter Indemnified Party”), against any and all losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Securities Act, the Exchange Act, other United States federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement (or any amendment thereto) at any time, or in the Base Prospectus, any Preliminary Prospectus, or any other preliminary prospectus related to the Securities, the Disclosure Package, Final Prospectus, or any Issuer Free Writing Prospectus, or in any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representative specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of the information in the Preliminary and the Final Prospectus furnished on behalf of each Underwriter under the captions “Underwriting.”
     (c) Actions against Parties; Notification. Promptly after receipt by an indemnified party under this Section 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party in writing of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.
     SECTION 7. Contribution. If the indemnification provided for in Section 6 is unavailable or insufficient to hold harmless an indemnified party under Section 6(a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in Section 6(a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, or in connection with any failure to comply with or any violation of Section 5 of the Securities Act (which shall be deemed the responsibility of the Company), or in connection with any failure by the Company to comply with or any violation any state securities or blue sky laws, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission or in the case of any failure to comply with or any violation of Section 5 of the Securities Act or of any state securities or blue sky laws, any such non-compliance or violation shall be deemed the responsibility of the Company. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this Section 7. Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this Section 7 to contribute are several in proportion to their respective underwriting obligations and not joint. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 7.
     SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its affiliates, as such term is defined in Rule 501(b) under the Securities Act, or selling agents, any person controlling any Underwriter, its officers or directors or any person controlling the Company and (ii) delivery of and payment for the Securities.
     SECTION 9. Termination of Agreement.
     (a) Termination; General. The Representative may terminate this Agreement, by notice to the Company, at any time at or prior to the Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the Disclosure Package or the Final Prospectus (exclusive of any supplement thereto), any material adverse change, or any development or event involving a prospective change, in the condition

(financial or otherwise), results of operations, business, properties or prospects of the Company and its subsidiaries taken as a whole, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the NASDAQ Stock Market, or if trading generally on the American Stock Exchange, NASDAQ Stock Market or the New York Stock Exchange has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, FINRA or any other governmental authority, or (iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (v) if a banking moratorium has been declared by either Federal or New York authorities.
     (b) Liabilities. If this Agreement is terminated pursuant to this Section 9, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.
     (c) Termination of Agreement. If any condition specified in Section 5 (other than Section 5(c)) shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities, on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Option Securities, may be terminated by the Representative by notice to the Company at any time at or prior to the Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.
     SECTION 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:
     (a) if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or
     (b) if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase and of the Company to sell the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non-defaulting Underwriter.
     No action taken pursuant to this Section 10 shall relieve any defaulting Underwriter from liability in respect of its default.

     In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the Representative or the Company shall have the right to postpone Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.
     SECTION 11. Tax Disclosure. Notwithstanding any other provision of this Agreement, immediately upon commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. For purposes of the foregoing, the term “tax treatment” is the purported or claimed federal income tax treatment of the transactions contemplated hereby, and the term “tax structure” includes any fact that may be relevant to understanding the purported or claimed federal income tax treatment of the transactions contemplated hereby.
     SECTION 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representative at 142 West 57th Street, 18th Floor, New York, NY 10019, facsimile (212) 920-2952, attention of Robert Brinberg; and notices to the Company shall be directed to it at 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece, facsimile 011-30-210-42-91-010, Attention: Chief Executive Officer with a copy to Broad and Cassel, One Biscayne Tower, 2 South Biscayne Blvd., 21st Floor, Miami, FL 33131, facsimile (305) 373-9443, Attention: A. Jeffry Robinson; provided, however, that any notice to an Underwriter pursuant to Section 6 will be mailed, delivered or faxed and confirmed to such Underwriter.
     SECTION 13. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that:
     (a) No Other Relationship. The Underwriters have been retained solely to act as underwriters in connection with the sale of the Securities and that no fiduciary, advisory or agency relationship between the Company and the Underwriters has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether the Underwriters have advised or are advising the Company on other matters;
     (b) Arms’ Length Negotiations. The price of the Securities set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Underwriters and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;
     (c) Absence of Obligation to Disclose. The Company has been advised that the Underwriters and their respective affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Underwriters have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and
     (d) Waiver. The Company waives, to the fullest extent permitted by law, any claims it may have against the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.
     SECTION 14. Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.
     SECTION 15. Parties. This Agreement shall inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.
     SECTION 16. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
     The Company hereby submits to the non-exclusive jurisdiction of the United States federal and state courts in the Borough of Manhattan in The City of New York (a “New York Court”) in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in a New York Court and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company irrevocably appoints Wollmuth Maher & Deutsch LLP, 500 Fifth Avenue, Suite 1200, New York, NY, 10110, Attn: David H. Wollmuth, Esq., as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 12, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.
     The obligation of the Company pursuant to this Agreement in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

     SECTION 17. Representation of Underwriters. The Representative will act for the several Underwriters in connection with this financing, and any action under this Agreement taken by the Representative will be binding upon all the Underwriters.
     SECTION 18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.
     SECTION 19. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.
[Remainder of page intentionally left blank]

     If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriters and the Company in accordance with its terms.

Very truly yours, FREESEAS INC.
By:	/s/ Ion G. Varouxakis
	Name:	Ion G. Varouxakis
	Title:	Chief Executive Officer and President

CONFIRMED AND ACCEPTED,
   as of the date first above written:

By: DAHLMAN ROSE & CO., LLC
By:	/s/ Robert Brinberg
Authorized Signatory

For itself and as Representative of the other Underwriters named in Schedule A hereto.

SCHEDULE A

Number of
Initial
Name of Underwriter	Securities

Dahlman Rose & Co., LLC	6,548,577
Rodman & Renshaw, LLC	2,182,859
Total	8,731,436

Sch A-1

SCHEDULE B
FreeSeas Inc.
8,731,436 Shares of Common Stock
(Par Value $0.001 Per Share)
     1. The initial public offering price per share for the Securities, determined as provided in said Section 2, shall be $1.80.
     2. The purchase price per share for the Securities to be paid by the several Underwriters shall be $1.692, being an amount equal to the initial public offering price set forth above less $0.108 per share. Notwithstanding the foregoing, the purchase price per share to be paid by the several Underwriters for 200,000 of the Securities to be purchased by The Mida’s Touch, S.A, an entity controlled by Ion Varouxakis, the Company’s Chairman of the Board, Chief Executive Officer and President, shall be $1.80, being an amount equal to the initial public offering price set forth above.

Sch B-1

SCHEDULE C
Issuer Free Writing Prospectus
The electronic road show.

Sch C-1

SCHEDULE D
Subsidiaries

Subsidiary	Jurisdiction of Formation
Adventure Two S.A.	Marshall Islands
Adventure Three S.A.	Marshall Islands
Adventure Four S.A.	Marshall Islands
Adventure Five S.A.	Marshall Islands
Adventure Six S.A.	Marshall Islands
Adventure Seven S.A.	Marshall Islands
Adventure Eight S.A.	Marshall Islands
Adventure Nine S.A.	Marshall Islands
Adventure Ten S.A.	Marshall Islands
Adventure Eleven S.A.	Liberia

Sch D-1

SCHEDULE E

1.	Warrant dated as of May 8, 2007 issued to FS Holdings Limited

2.	Warrant dated as of June 22, 2007 issued to FS Holdings Limited

3.	Employment Agreement between Dimitris D. Papadopoulos and FreeSeas Inc.

4.	Credit Agreement dated June 24, 2004 between Adventure Three S.A. and Hollandsche Bank- Unie N.V.

5.	Deed of Assignment dated September 29, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.

6.	Short-Term Loan Agreement in Euros and Optional Currencies dated July 8, 2004 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.

7.	Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.

8.	Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.

9.	Deed of Assignment dated October 24, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.

10.	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Two S.A. and Hollandsche Bank-Unie N.V.

11.	Amendment dated January 23, 2006 to Credit Agreement dated September 23, 2005 between Adventure Three S.A. and Hollandsche Bank-Unie N.V.

12.	Loan Agreement dated September 2006 among Adventure Four, S.A. and First Business Bank S.A.

13.	Deed of Assignment dated September 2006 between Adventure Four, S.A. in favor of First Business Bank S.A.

14.	Mortgage dated September 2006 by Adventure Four S.A. in favor of First Business Bank S.A.

15.	Promissory Note dated May 7, 2007 from FreeSeas Inc. in favor of FS Holdings Limited

16.	Loan Agreement dated June 27, 2007 between FreeSeas Inc. and HSH Nordbank AG

17.	Loan Agreement dated June 27, 2007 between FreeSeas Inc. and BTMU Capital Corporation

18.	Credit Agreement dated May 7, 2007 among Adventure Two S.A., Adventure Three S.A. and Hollandsche Bank — Unie N.V.

19.	Supplemental Agreement dated December 28, 2007 to Loan Agreement between FreeSeas Inc. and HSH Nordbank AG

20.	Supplemental Agreement dated October 2007 to Loan Agreement between FreeSeas Inc. and HSH Nordbank AG

Sch E-1

SCHEDULE F
List of persons and entities subject to lock-up
Ion G. Varouxakis
Dimitrios K. Filippas
Focko H. Nauta
Dimitrios Panagiotopoulos
Kostas Koutsoubelis
Didier Salomon
Alexis Varouxakis
Benbay Limited
FS Holdings Limited
The Mida’s Touch S.A.

Sch F-1